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Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com
December 18, 2023

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, DC 20549 Attn: Aaron Brodsky

Re:    Hotchkis and Wiley Funds (the “Registrant”)
Registration Statement on Form N-1A
File Nos. 333-68740; 811-10487
To the Commission:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on December 14, 2023 with respect to Post-Effective Amendment No. 64 to the Registrant’s Registration Statement on Form N-1A filed on September 6, 2023 (the “Registration Statement”) relating to the issuance of shares of beneficial interest by the HW Opportunities MP Fund, a series of the Registrant (the “Fund”), and the Registrant’s December 11, 2023 responses to the staff’s initial comments on the Registration Statement. Set forth below are the staff’s comments, as we understand them, and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.
1.Comment:     With respect to the Registrant’s December 11, 2023 response to staff comment number 9, in which the Registrant stated “The Fund has no investment policy limiting concentration of its investments in a particular industry or group of industries, although the Fund does not intend to concentrate its investments in a particular industry or group of industries[,]” the staff notes its position set forth in Investment Company Release No. 9011, October 30, 1975, that “The freedom of action to concentrate pursuant to management’s investment decision has been considered by the staff to be prohibited by the [Investment Company Act of 1940] unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.” Please remove the statement that the Fund has no investment policy limiting concentration or disclose the conditions under which any changes between concentration and non-concentration would be made.
Response:    The Registrant has revised the SAI disclosure cited by the staff to state the following:
The Fund has no investment policy limiting concentration of its investments in a particular industry or group of industries and reserves freedom of action to concentrate its investments for temporary defensive purposes, although the Fund does not intend to concentrate its investments in a particular industry or group of industries.

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Securities and Exchange Commission
December 18, 2023

2.Comment:    With respect to the Registrant’s December 11, 2023 response to staff comment numbers 13 and 15, pursuant to which the Registrant added disclosure regarding derivative actions by shareholders to the section of the SAI titled “General Information—Description of Shares,” please relocate the additional disclosure provided in response to these comments to the prospectus.
Response:    The Registrant is not aware of any requirement in Form N-1A to provide disclosure regarding derivative actions by shareholders in the prospectus or the SAI. The placement of this additional disclosure in the SAI is consistent with General Instruction C.3.(b) to Form N-1A, which states that a Fund “may include…information in the prospectus or the SAI that is not otherwise required…so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” As a result, the Registrant respectfully declines to move the disclosure to the prospectus.
Please contact the undersigned at (312) 609-7515, or Joseph M. Mannon at (312) 609-7883, if you have any questions regarding the Registrant’s responses.

Regards, /s/ Mark A. Quade Mark A. Quade
cc:    Anna Marie Lopez, Hotchkis and Wiley Funds
Joseph M. Mannon, Vedder Price P.C.